SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC  20549

                           FORM 12B-25

Commission File Number: 0-25986

                     NOTIFICATION OF LATE FILING

Check One):  [   ]Form 10-K   [   ]Form 11-K   [   ]Form 20-F
[X]Form 10-Q   [   ]Form N-SAR
For Period Ended:  March 31, 1997

[  ] Transition Report on Form 10-K      [  ] Transition Report on
Form 10-Q
[  ] Transition Report on Form 20-F      [  ] Transition Report on
Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended: n.a.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I.  Registrant Information

Full name of registrant:
Wallamette Valley, Inc. Microbreweries across America

Former name if applicable:

Address of principal executive office:
66 SE Morrison Street
Portland, OR  97214

Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The registrant respectfully requests that it be granted a five calendar day extension for the filing of its quarterly report on Form 10-QSB for the first quarter of 1997, which report is due on May 15, 1997. The registrant is not able to file the report when due because its Chief Accounting Officer terminated his relationship with the registrant on April 30, 1997 after giving no notice. The unexpected loss of the registrant's Chief Accounting Officer and its inability to find a suitable replacement on short notice have caused some delays in the registrant's ability to generate the Form 10-QSB for March 31, 1997, and will result in unreasonable effort and expense to meet the May 15, 1997 deadline. The registrant believes that the subject report will be filed on or before May 20, 1997.

Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification

Name: Scott Stone              Telephone number: (503) 232-9771

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Name of registrant as specified in charter:
Wallamette Valley, Inc. Microbreweries across America

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 1997       By: Jim Bernau, President